AKP CM

03014576

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50526

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Deerfield Partners, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 North Main Street, Suite 120
(No. and Street)

Sherborn (City) MA (State) 01770 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Blum Shapiro & Company, P.C.
(Name — *if individual, state last, first, middle name*)

29 South Main Street, P.O. Box 272000 West Hartford, CT 06127-2000
(Address) (City) (State) Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING RECEIVED FEB 2 8 2003 WASH. D.C.

PROCESSED MAR 1 3 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

MAR 1 2 2003

OATH OR AFFIRMATION

I, John B. Frieling, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Deerfield Partners, LLC, as of December 31, ~~19~~ 2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

2/27/03

[signature]
Signature

Principal
Title

[signature]
Notary Public
Exp. MAY 20, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DEERFIELD PARTNERS, LLC

DECEMBER 31, 2002

DEERFIELD PARTNERS, LLC

CONTENTS

Blum, Shapiro & Company, P.C.
Certified Public Accountants
and Business Consultants
29 South Main Street
P.O. Box 272000
West Hartford, CT 06127-2000
Tel 860.561.4000
Fax 860.521.9241
www.blumshapiro.com

BlumShapiro

Report of Independent Accountants

To the Members
Deerfield Partners, LLC
Sherborn, Massachusetts

We have audited the accompanying statement of financial condition of Deerfield Partners, LLC, as of December 31, 2002 and the related statements of operations, changes in members' equity and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Deerfield Partners, LLC, as of December 31, 2002 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Blum, Shapiro & Company, P.C.

February 24, 2003

DEERFIELD PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

ASSETS

Cash and Cash Equivalents	$ 10,714
Investments	
Related party	19,321
Other	2,365,884
Total Assets	$ 2,395,919

LIABILITIES AND MEMBERS' EQUITY

Members' Equity	$ 2,395,919
Total Liabilities and Members' Equity	$ 2,395,919

The accompanying notes are an integral part of the financial statements

DEERFIELD PARTNERS, LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2002

Revenues		
Investment banking fees	$	506,047
Unrealized loss on investments		(216,872)
Management fee income		49,860
Interest income		6,794
Total revenues		345,829
Expenses		
Management fees		97,222
Floor brokerage, exchange and clearance fees		13,989
Bad debt expense		5,000
Other expenses		16,362
Total expenses		132,573
Net Income	$	213,256

The accompanying notes are an integral part of the financial statements

DEERFIELD PARTNERS, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2002

Balance - Beginning of Year	$ 2,757,909
Net Income	210,733
Distributions	(575,246)
Balance - End of Year	$ 2,393,396

The accompanying notes are an integral part of the financial statements

DEERFIELD PARTNERS, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2002

Cash Flows from Operating Activities	
Net income	$ 210,733
Adjustments to reconcile net income to net cash provided by operating activities:	
Bad debt expense	5,000
(Increase) decrease in operating assets:	
Management fees receivable	63,144
Accounts receivable - related parties	141,875
Accounts receivable - members	5,000
Accounts receivable - other	5,000
Notes receivable	97,589
Investments - other	43,662
Net cash provided by operating activities	574,526
Cash Flows from Investing Activities	
Members' distributions	(575,246)
Net cash used in investing activities	(575,246)
Net Decrease in Cash and Cash Equivalents	(720)
Cash and Cash Equivalents - Beginning of Year	11,434
Cash and Cash Equivalents - End of Year	$ 10,714

The accompanying notes are an integral part of the financial statements

DEERFIELD PARTNERS, LLC

NOTES TO FINANCIAL STATEMENTS

Note 1 - **Summary of Significant Accounting Policies:**

Organization - Deerfield Partners, LLC (the Company) was formed during July 1997 as a limited liability company under the laws of the Commonwealth of Massachusetts. As such, the owners (the members) are not liable for the debts of the Company.

Nature of Operations - As a securities broker and dealer and an investment advisor, the Company is engaged in various securities trading and brokerage activities, servicing a diverse group of individual and institutional investors. The Company is exposed to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations. The Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

Investment Banking - Investment banking revenues include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded at the time the services are completed and the income is reasonably determinable.

Income Taxes - The Company has elected to be treated as an LLC under the Internal Revenue Code, having the Company's income treated for federal income tax purposes substantially as if the Company were a partnership. The members' respective equitable shares in the net income of the Company are reportable on their individual tax returns. Accordingly, the financial statements reflect no provision or liability for federal or state income taxes.

Cash and Cash Equivalents - The Company maintains its cash in bank deposit accounts that, at times, may exceed insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

For the purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held for sale in the ordinary course of business. The Company invests in money market accounts, which are considered to be cash equivalents. At December 31, 2002, the balance in the money market account was $4,959.

Investments - Investments traded on a public market are valued at quoted market prices at the end of the period. Investment securities not readily marketable are valued at fair value as determined by management.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. Actual results could differ from those estimates.

Significant estimates have been made by management relating to investments not readily marketable.

Note 2 - **Trading Activities**:

The Company's trading activities include providing securities brokerage and investment advisory services to both affiliated company and third-party clients. The Company takes selective proprietary positions based on expectations of future market movements and conditions.

The Company is exposed to market risk on the various investments it holds. Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices or other factors. The level of market risk is influenced by the volatility and the liquidity of the markets in which financial instruments are traded.

The Company is also exposed to credit risk, which is the risk of loss if an issuer or a counterparty fails to perform its obligations under contractual terms and the collateral held, if any, is deemed worthless ("default risk"). The Company has established policies and procedures for mitigating credit risk on principal transactions, including reviewing and establishing limits for credit exposure, maintaining collateral, and continually assessing the creditworthiness of counterparties.

In the normal course of business, the Company also purchases, sells and underwrites securities that are not readily marketable. These activities expose the Company to a higher degree of credit risk than is associated with trading, investing in and underwriting securities that are readily marketable. At December 31, 2002, the Company's exposure to credit risk associated with nonmarketable securities amounted to $2,382,117.

Note 3 - **Net Capital**:

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. The Company had net capital and minimum net capital requirements of $11,194 and $5,000, respectively, on December 31, 2002. The Company's net capital ratio was 0.00 to 1 at December 31, 2002. The net capital rules may effectively restrict the payment of cash dividends should the net capital ratio exceed 10 to 1.

Note 4 - **Related Party Transactions**:

The Company pays management fees to Deerfield Management, Inc., which is owned by the two managing members of the Company. Management fee expense for the year ended December 31, 2002, was $94,222.

The Company is a general partner in Deerfield Capital, L.P. (Capital), of which the two managing members of the Company are limited partners. The Company provides management services to Capital. The investment in Capital was $16,798 at December 31, 2002. During 2002, Capital assigned a note receivable in the amount of $159,545 to the Company in settlement of various amounts owed.

Investment banking and management fee income of $397,267 for the year ended December 31, 2002 was derived from entities in which the Company has investments. In addition, the Company exchanged fees receivable of $173,210 for additional investment interests in these entities during 2002.

During 2002, the Company assigned a note receivable of $550,192 to the two managing members and recorded the amount as a distribution to members. The note receivable was from an entity in which the Company had a nonmarketable investment interest.

Blum, Shapiro & Company, P.C.
Certified Public Accountants
and Business Consultants

29 South Main Street
P.O. Box 272000
West Hartford, CT 06127-2000

Tel 860.561.4000
Fax 860.521.9241
www.blumshapiro.com

BlumShapiro

Report of Independent Accountants on Supplementary Information

To the Members
Deerfield Partners, LLC
Sherborn, Massachusetts

We have audited the accompanying financial statements of Deerfield Partners, LLC, as of and for the year ended December 31, 2002 and have issued our report thereon, dated February 24, 2003. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Blum, Shapiro & Company, P.C.

February 24, 2003

DEERFIELD PARTNERS, LLC

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE COMMISSION

DECEMBER 31, 2002

Net Capital		
Total members' equity from statement of financial condition	$	2,393,396
Less nonallowable assets:		
Investments not readily marketable		2,382,117
Net capital before haircuts on securities		11,279
Haircuts on securities:		
Trading and investment securities		85
Net Capital	$	11,194
Aggregate Indebtedness		
Total liabilities from statement of financial condition	$	-
Computation of Basic Net Capital Requirement		
Minimum net capital required	$	5,000
Excess net capital at 1,000%	$	11,194
Ratio: Aggregate indebtedness to net capital		0.00 to 1

There are no material differences between the above computation and the Company's computation included in Part II of Form X-17A-5 as of December 31, 2002.

Blum, Shapiro & Company, P.C.
Certified Public Accountants
and Business Consultants
29 South Main Street
P.O. Box 272000
West Hartford, CT 06127-2000
Tel 860.561.4000
Fax 860.521.9241
www.blumshapiro.com

BlumShapiro

To the Members
Deerfield Partners, LLC
Sherborn, Massachusetts

In planning and performing our audit of the financial statements and supplemental schedule of Deerfield Partners, LLC, for the year ended December 31, 2002 we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the NASD and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and is not limited to be and should not be used by anyone other than these specified parties.

Blum, Shapiro & Company, P.C.

February 24, 2003